Exhibit 99.1

Jianpu Technology Inc. Appoints New Independent Director

BEIJING, February 12, 2018 (PRNewswire) — Jianpu Technology Inc. (“Jianpu,” or the “Company”) (NYSE:JT), a leading independent open platform for discovery and recommendation of financial products in China, today announced the appointment of Professor Xiaoyan Zhang as an independent director of the Company, effective immediately, based on the recommendations of the nominating and corporate governance committee of the board of directors of the Company (the “Board”). The Board also appointed Professor Zhang as the chairman of the compensation committee of the Board, and a member of the audit committee and the nominating and corporate governance committee of the Board.

Professor Xiaoyan Zhang is currently Assistant Dean and Xinyuan chair professor of finance at the PBC School of Finance, Tsinghua University. Professor Zhang’s research focuses on financial technology, international finance, empirical asset pricing and applied econometrics. Professor Zhang served as Duke Realty chair professor of finance with tenure at the Krannert School of Management, Purdue University from 2010 to 2016.  Prior to joining the Krannert faculty, Professor Zhang was assistant professor of finance at the Johnson School of Management, Cornell University from 2002 to 2010. Professor Zhang currently serves as a member of the Issuance Examination Committee of China Securities Regulatory Commission. She is also an independent director on the board of directors of Sinoma International Engineering Co., LTD. In 2017, Professor Zhang was recognized as a finance expert listed in the Recruitment Program of Global Experts, (known as “the Thousand Talents Plan”), by the PRC government. Professor Zhang received a bachelor’s degree in international economics from Beijing University in 1997 and a doctor of philosophy degree in finance (with honors) from Columbia Business School in 2002.

“We are excited and honored to welcome Professor Zhang to our board,” said Mr. David Ye, Co-Founder, Chairman and Chief Executive Officer of Jianpu, “Professor Zhang’s level of world-class expertise and stature brings distinguished recognition to Jianpu. Having a resource of her caliber as part of our team gives us a distinct advantage in capturing new opportunities in the booming Fintech industry. We look forward to working with Professor Zhang and benefiting from her insights and contributions as we further grow our business and strengthen our mission of becoming everyone’s financial partner.”

About Jianpu Technology Inc.

Jianpu Technology Inc. (NYSE:JT) is a leading independent open platform for discovery and recommendation of financial products in China. By leveraging its deep data insights and proprietary technology, Jianpu provides users with personalized search results and recommendations that are tailored to each user’s particular financial needs and credit profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through online and mobile channels and enhance their competitiveness by providing them with tailored data, risk management and end-to-end solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Jianpu Technology Inc.
Oscar Chen
Tel: +86 (10) 6242-7068

E-mail: IR@rong360.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6201

E-mail: jianpu@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Alan Wang

Tel: +1-212-481-2050

E-mail: jianpu@tpg-ir.com